February 7, 2011

VIA EDGAR

United States Securities
   and Exchange Commission
100 F Street, NE
Mail Stop 4720
Washington, D.C.  20549
Attention:  Amanda Ravitz
                 Assistant Director

Re:          Internal Fixation Systems, Inc.
Registration Statement on Form S-1 Amendment No. 2
Filed January 14, 2010
File No. 333-17008

Dear Ms. Ravitz:

Thank you for your January 31, 2011 letter regarding Internal Fixation Systems, Inc. (“IFS”).  Enclosed is a copy of IFS’s Form S-1/A, which has been marked to show changes from our prior submission.  The changes in the revised registration statement reflect the staff’s comments to the previously submitted material.  Also, in order to assist you in your review of the Form S-1/A, we hereby submit a letter responding to the comments.  For your convenience, we have set forth below the staff’s numbered comments in their entirety followed by our responses thereto.

If we are unable to successfully .... page 3

1.
Please add or expand appropriate risk factors to discuss any risk(s) related to existing your business to support screw and plate medical procedures. For instance, are these procedures more complicated and risky than bone fixation procedures involving screws only? Are you aware of specific risks related to the manufacture of the plates or the supply of the raw materials needed? Do you currently have the expertise to expand to this market? Please revise accordingly.

Response:  The Company does not believe that it has any additional risks in light of its manufacture of plates in addition to screws.  It currently has the manufacturing capability and staff to do both and the raw materials required for each are substantially the same.

United States Securities and
  Exchange Commission
February 7, 2011

The procedures involving the use of plates are no more risky than the procedures involving only screws and the use of one versus the other is based upon the location in the body of the injury and nature of the fracture.

We may incur additional indebtedness,  page 7

2.
We note that you filed exhibit 10.13 in response to our prior comment 5. The agreement purports to terminate the shareholders' agreement "in all respects other than as it relates to the issuance of shares of common stock of the Company thereunder." The meaning of this language is unclear. Please advise.

Response:  We have filed an amended and restated Termination Agreement that clarifies that the agreement was terminated in its entirety.

3.
In addition, we note that the termination agreement indicates that Schedule A shall survive termination. It is unclear how Schedule A survives termination of the 'shareholders' agreement and what binding effect it is intended to have. Please advise.

Response: Please see the response to comment number 2.

Industry Overview, page 16

4.
We note your response to prior comment 7; however, the first two sentences of your response appear to be contradictory. Further, we note that you have not described the steps you have taken to ensure that the information in the prospectus remains accurate. Therefore, we reissue prior comment 7.

Response: The most current data available from iData is data with respect to 2008; however that data would be extremely expensive to obtain. Management continually monitors the industry and the market.  Specifically, they view public filings of companies such as Smith and Nephew, and Synthes. Although we have not been able to afford to purchase a more recent iData report reflecting 2008 actual data, based on our review of the public filings of our competitors Synthes and Smith & Nephew for 2008, we believe that the results of these two firms support an average 10.5% annualized growth rate conclusion.  We have attached information from the Annual reports as an Exhibit to this letter.

5.	Competition, page 18

With a view to disclosure, please quantify the time savings (relative to an unmodified CNC Swiss-Turn machine) that you have achieved as a result of your proprietary custom programming.

United States Securities and
  Exchange Commission
February 7, 2011

Response:  Inasmuch as we cannot quantify the time savings, we have removed the reference to reducing production times.

Sale of Unregistered Securities, page 20

6.
We note your response to prior comment 9; however, revisions should be made throughout the document as appropriate to ensure consistency. Therefore, we reissue the prior comment. Revise this section accordingly.

Response: Complied with. We have revised the document accordingly.

Management's Discussion and Analysis or Plan of Operation. page 22

Critical Accounting Policies, page 22

7.
Refer to our prior comment 11. Please tell us why your revised disclosure on page 23 in response to our prior comment indicates "this estimate will affect both Accounts Receivables as well as Revenue". It is not clear to us why the referenced estimate would impact revenues.

Response:  We have deleted the reference to revenue.

Results of Operations. page 24

8.
We note that in your revised discussion of the reasons for your inventory increase you state that you put surgical sets of approximately 700 screws in the field. Please revise the description in your business section to describe clearly how you distribute your product including the distribution of sets of screws.

Response:  Complied with.  We have added language to the distribution section.

Liquidity and Capital Resources. page 25

9.
We note your response to prior comment 10. However, your disclosure in the second paragraph of this section appears to suggest that you expect to raise $500,000 in this offering. Please advise or revise to clarify.

Response:  We have clarified the language.

United States Securities and
  Exchange Commission
February 7, 2011

Directors, Executive Officers ..., page 26

10	With a view to disclosure, please tell us more about the anticipated role and composition or the advisory board.

Response:  The Company plans to assemble “Advisory Panels” in each of the Company’s main areas including general orthopedics and podiatry. It is anticipated that these people will be either high volume, academically based physicians or surgeons of national reputations. It is anticipated that members of the advisory panels will work with the Company’s engineers to refine the Company’s products and help with educational activities to train surgeons on product use and procedures for implantation. It is anticipated that 7-10 participants will be on each panel and they will receive 50,000 options priced at what would be the market price when they would be appointed. They would also be eligible for $450/hr stipend if they are required to be away from their office to teach courses.

Executive Compensation. page 29

11.
Please revise throughout the filing to ensure that the prospectus contains updated disclosure. For example, and without limitation, please update this section to provide the information required by Item 402 of Regulation S-K as of your most recently completed fiscal period.

Response: Complied with.  We have provided updated disclosure.

Selling Security Holders. page 33

12.
With a view to disclosure, please tell us whether the consideration paid for the shares held by each selling shareholder was cash, services or both; whether such consideration has been fully paid; each selling shareholder's relationship to the company; and any other material terms of the transaction. Please ensure that this information reconciles with your disclosure on page 20 and in Item 15 on page II-1. Also, if there are any written agreement. related to these transactions, please file them as exhibits or tell us why you believe it is unnecessary.

Response: We have added language that all of the shares were issued for cash consideration except for the shares issued to Neal and Larry Moskowitz, which were issued as compensation for services.  The shares issued for services were valued at $.20 per share.  Since the Moskowitz’s are no longer affiliated with the Company and have not been since September 2010 and the terms of the share issuances have been fully disclosed, we do not feel their agreement is a material agreement that should be filed as an exhibit.

United States Securities and
  Exchange Commission
February 7, 2011

13.	Tell us how you determined that the percentage of your shares held by non-affiliates that are being registered is 8.5%.

Response: The Company’s outstanding shares are 2,793,700 shares. Of these shares, 1,913,000 shares are held by affiliates, thus 880,700 shares are held by non-affiliates. The total number of shares being offered is 74,950 (all non-affiliates) and that number divided by the number of non-affiliated shareholders (880,700 shares), is 8.51% of shares being held by non-affiliates being registered.  The shares being registered by non-affiliates represents 2.6% of our total outstanding shares.

Plan of Distribution, page 34

14.	Revise to clarify that selling shareholders will sell at a fixed price of $2.00 per share until your shares are quoted on the OTCBB.

Response: Complied with.  We have made the requested change.

Certain Relationships and Related Transactions, page 35

15.
Please reconcile your disclosure in this section regarding the various loans you have received with the amounts set forth in exhibits 4.1 and 4.2 and your disclosure under Liquidity and Capital Resources (including your statement in the first sentence of that section that your proceeds were primarily derived from loans from unrelated third parties). In this regard, to the extent that certain loans were extended, paid off or replaced by warrants or debentures, revise accordingly.

Response: Complied with.  We have reconciled the disclosure.

16.
Your reference in the first paragraph of this section to an outstanding loan in the amount or $185,000 is unclear. Please clarify, if true, that the loan to which you refer was made by a former shareholder to the company in May 2009 to cover certain operating expenses. In addition, we note that the same loan appears to be described multiple times in this section. Please advise and revise, as necessary, to consolidate your disclosure.

Response: Complied with:  We have clarified that the outstanding loan was to a former shareholder and have consolidated our disclosure of this information in other places where it appears.

United States Securities and
  Exchange Commission
February 7, 2011

17.	Please clarify whether execution by the company of certain sublease agreement was a term of your separation agreement with your former shareholder.

Response:  Complied with.  We have clarified that the execution of the sublease was a condition of our separation agreement.

18.	Please disclose the milestones or call features related to your loans or promissory notes. For instance, we note your reference to revenue milestones related to the loan from Esteban Hernandez.

Response:  Complied with.  We have disclosed the milestones.

19.
We note your disclosure regarding the loans from Stephen Dresnick. Revise to clarify the status of the $100,000 promissory note. Your current disclosure suggests that this amount was due within fifteen days of October 31, 2010.

Response:  Complied with.  Please note that the note has been amended and we have clarified that the loan is due in April 2011 and have attached an amended note as an exhibit.

20.
Revise the disclosure in the fourth paragraph on page 36 to identify the shareholder and the surgical facilities referenced and to disclose whether the shareholder remains affiliated with you and the surgical center.

Response:  Complied with.  We have identified the shareholder and his current affiliation with the surgical center.

Recent Sales of Unregistered Securities, page 11·1

21.	Please tell us why you have not included the convertible debentures filed as exhibit 4.2 in your disclosure in this section.

Response: Complied with.  We have added the convertible debentures to the section.

Exhibit 5.1

22.	Please provide an updated opinion to reflect the current size of your proposed offering.

Response: Complied with.  We have updated the opinion.

United States Securities and
  Exchange Commission
February 7, 2011

Exhibit 23.1

23.
Please tell us why the name of the auditor that signed this consent, "Mallah Furman". is not the same as the name of the auditor that signed the audit report included in the filing. Also, tell us why the auditor's consent refers to amendment 1 rather than amendment 2. We note that this consent is filed as an exhibit in amendment 2 to this Form S-I.

Response:  Complied with.  We have conformed the auditor’s name in all places that it appears.

* * *

We acknowledge that the adequacy and accuracy of the disclosure in our filings is our responsibility.  We acknowledge that the staff comments or changes to disclosure do not foreclose the Commission from taking any action with respect to the filings.  We acknowledge that the company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

United States Securities and
  Exchange Commission
February 7, 2011

If you have any questions or need additional information, please contact the undersigned at (212) 907-6457.

Sincerely,

/s/ Leslie Marlow

Leslie Marlow

Enclosures

cc:  Internal Fixation Systems, Inc.